September 28, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4720

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Dendreon Corporation
Form 10-K for the Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-35546
Current Report on Form 8-K Filed December 9, 2011

Dear Mr. Rosenberg:

Reference is made to the letter dated September 14, 2012 setting forth the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the Year Ended December 31, 2011 (the “Annual Report”) and the Current Report on Form 8-K (the “Current Report”) filed by Dendreon Corporation (the “Company”) with the Commission on the dates set forth above. We have considered these comments and have the responses set forth below. For ease of reference, the Staff’s comments precede each response below.

Form 10-K for the Year Ended December 31, 2011

Significant Accounting Policies; Revenue Recognition, page 75

1.	While you state that you have no further obligations under the royalty sales agreement, you disclose in your Form 8-K submitted on December 9, 2011 that “the agreement contains standard representations and warranties, and also contains customary obligations and limitations of indemnification and with respect to third party claims, as well as those regarding intellectual property and concerning enforcement of patent rights” and “there are no other ongoing obligations required of the Company other than those already agreed to under the License Agreements.” Please describe the terms and conditions under the agreement with CPPIB Credit Investments and under the “License Agreements” with respect to any obligations and continuing involvement. Please also provide us with an analysis of these obligations and continuing involvement demonstrating why recognition of revenues associated with the sale of royalties upfront is appropriate under GAAP.

U.S. Securities and Exchange Commission

September 28, 2012

Response:

Background:

In June 1997, Corvas International, Inc. (now “Dendreon”) and Schering Corporation and Schering-Plough Ltd. (now “Merck”) entered into a license and collaboration agreement (the “License Agreement”) for a research program (hepatitis C virus protease inhibitor program). During this collaboration, the two companies successfully developed jointly owned IP for boceprevir (reference number for the family of patents is IN01159K). Dendreon has no ongoing obligations to Merck in connection with this arrangement. In the third quarter of 2011, we began receiving royalties on Merck’s sales of VICTRELISTM (boceprevir), for the treatment of chronic hepatitis C, which was approved in May 2011.

Continuing Obligations:

In December 2011, Dendreon and CPPIB Credit Investments, Inc. (CPPIB) entered into a Royalty Purchase Agreement (the “Agreement”) to sell the Merck royalty stream related to periods starting on or after October 1, 2011 to CPPIB for $125 Million. We transferred all of our rights, title and interest in and to the royalty stream to CPPIB. The terms of the Agreement with respect to any obligations and continuing involvement were:

•	An obligation to forward any payments from Merck related to periods starting on or after October 1, 2011 directly to CPPIB.

•

An obligation to consult with CPPIB regarding any breach by Merck of the License Agreement, and if requested in writing by CPPIB, to proceed in consultation with CPPIB to enforce compliance by Merck under the License Agreement. CPPIB is entitled to any proceeds from enforcement of a breach, after deduction of all costs and expenses incurred by us. We do not bear any future collectability risk if Merck does not pay amounts owing to CPPIB. We will work with them to enforce against any such breach but there is never a net cost to us.

•

The agreement not to exercise any right to terminate the License Agreement, except with prior written consent from CPPIB. We must immediately notify CPPIB if Merck terminates the License Agreement, and we will request and use commercially reasonable efforts to enter into an exclusive license from Merck where any such License Agreement is terminated. Under any new license, CPPIB will retain its rights. We also agree to prosecute and maintain relevant patents, with all costs incurred by us related to these activities will be borne by CPPIB.

•

SAB Topic 13 on Revenue Recognition includes a discussion of patent defense obligations, noting that “provided the seller has legal and valid patents upon entering the license arrangement, existing GAAP on licenses of intellectual property … does not indicate that an obligation to defend valid patents represents an additional deliverable to which a portion of an arrangement fee should be allocated in an arrangement that otherwise qualifies for sales-type accounting. While this clause may obligate the licenser to incur costs in the defense and maintenance of the patent, that obligation does not involve an additional deliverable to the customer. Defending the patent is generally consistent with the seller’s representation in the license that such patent is legal and valid. Therefore, the staff would not consider a clause like this to represent an additional deliverable in the arrangement.”

U.S. Securities and Exchange Commission

September 28, 2012

We consider these potential remaining performance obligations to be inconsequential or perfunctory to the contract. In addition, we will be reimbursed for all costs incurred related to these activities.

The guidance at FN4 Concepts Statement 5, paragraph 84(a)-(d) states “revenue should not be recognized until the seller has substantially accomplished what it must do pursuant to the terms of the arrangement, which usually occurs upon delivery or performance of the services.” By entering into this Agreement and relinquishing our rights to the royalty payments, we have substantially accomplished what we must do pursuant to the terms of the arrangement.

Representations and Warranties:

The Seller’s Representations and Warranties sections of the Agreement contained language we consider to be standard for this type of Agreement. These include, for example, that Dendreon was a valid Delaware corporation, that we had appropriate authority to enter into such an agreement, that it is an enforceable obligation, that the agreement is valid and absent from conflicts, that no consents were required, that there was no outstanding litigation and that we were not in violation of any applicable laws, that there were no broker’s fees applicable to the buyer, that the License Agreement was valid and complete, a list of all names Dendreon has used in the past and that Dendreon was solvent. There are also representations specific to our intellectual property, including, among others, that Dendreon was co-owner of the patents, that there was not any pending or threatened litigation against the patents, that the patents were valid and enforceable, that there were not challenges to the patent ownership, and that the patents did not infringe other intellectual property rights.

These standard representations and warranties are not ongoing obligations for us.

Summary Revenue Recognition Conclusion:

We determined that the sale of this royalty stream to CPPIB in the fourth quarter of 2011 met the revenue recognition guidance under ASC 605-10-S99 as follows:

1. There is persuasive evidence that an arrangement exists: A Royalty Purchase Agreement was executed December 6, 2011 between Dendreon and CPPIB.

2. Delivery has occurred or services have been rendered: We have no ongoing obligations to Merck under our License Agreement with them. Royalty payments are receivable by CPPIB beginning on October 1, 2011, as per the Agreement terms. Upon closing of this Agreement on December 15, 2011, delivery was considered to have occurred. See discussion above under Continuing Obligations.

U.S. Securities and Exchange Commission

September 28, 2012

3. The seller’s price to the buyer is fixed or determinable: As per the contract terms, we will receive $125 million.

4. Collectability is reasonably assured: We received the full $125 million payment in cash upon closing on December 15, 2011, in the same period the revenue was recognized.

Based on the above analysis, we determined that it was appropriate, in accordance with US GAAP, to recognize royalty revenue of $125 million for the sale of this royalty stream to CPPIB in the fourth quarter of 2011 as the earnings process has been completed and we are not providing any continuing services.

2. Please provide us an analysis supporting classification of amounts recognized for the sale of future royalty in a revenue line item within your consolidated statements of operations. In your response, clearly explain why you consider the sale of future royalty as part of your ongoing major or central operations.

Response:

Paragraph 83(b) of CON5 states that revenue is not recognized until earned. That paragraph states that an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues. It further states that gains commonly result from transactions and other events that involve no earning process, and for recognizing gains, being earned is generally less significant than being realized or realizable.

Research and development efforts are a key component of our ongoing major or central operations. As stated in Item 1- Business in our Annual Report, we are a biotechnology company focused on the discovery, development and commercialization of novel therapeutics, and we are actively developing several product candidates, of which two current pipeline products are subject to license agreements.

Consistent with our business objectives, prior to the sale of our royalty stream to CPPIB, we classified royalty income from such license agreements as revenue in our statement of operations, similar to income from collaborative agreements. As indicated in the concept statement, “revenues can take many forms and are called by various names --- for example…royalties.” The sale of the royalty stream to a third party simply resulted in an acceleration of the earnings process associated with the royalties. Unlike a gain or loss, which results from entities’ peripheral or incidental transactions and from other events and circumstances stemming from the environment that may be largely beyond the control of individual entities and their managements, the revenue from this royalty transaction was central to our principle business operations, i.e. the monetization of the results of our biological research and development activities. Consequently, consistent with our previous presentation, we classified the sale of our boceprevir royalty stream as royalty revenue in our statement of operations.

U.S. Securities and Exchange Commission

September 28, 2012

In addition, in connection with the Company’s responses to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please contact me at (206) 219-1090 if you have any further questions regarding this filing. Thank you for your attention to this matter.

Sincerely,

/s/ Gregory R. Cox
Gregory R. Cox
Vice President, Finance
Principal Accounting Officer